U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 FORM 12b-25 SEC

                             File Number: 000-10065

                           CUSIP Number: 0007486 10 3

                           NOTIFICATION OF LATE FILING

                                  (Check One):
            |_|  Form 10-K |_|  Form 11-K |_|  Form 20-F |X|  Form 10-QSB

                        For Period Ended: March 31, 2005

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          PART I-REGISTRANT INFORMATION

                             Full Name of Registrant
                              Advance Nanotech Inc.
                 Former Name if Applicable Artwork & Beyond Inc

           Address of Principal Executive Office, (Street and Number)
               30 Rockefeller Plaza 27th Floor New York, NY 10112

                        PART II-RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_| a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| b. The subject annual report or semi-annual report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III-NARRATIVE

The Company accountant needs additional time to complete the compiled accounting information to file a complete and accurate statement.

                            PART IV-OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

Magnus Gittins (212) 332-4376

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [x ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                              Advance Nanotech Inc.

(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





                                                  Date: May 16, 2005

                                                  By /s/ Magnus Gittins
                                                     ------------------
                                                  Magnus Gittins
                                                  Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.